UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549







Public Utility Holding Company Act of 1935
File No. 70-8327
Report for Period: January 1, 2003 to March 31, 2003



In the matter of:

AEP UTILITIES, INC. (Formerly known as CENTRAL AND SOUTH WEST CORPORATION),
ET AL



      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by AEP Utilities, Inc. [formerly known as Central and South West Corporation (CSW)]. Under HCAR 35-26250 dated March 14, 1995, it is required that AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)], Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and AEP Texas North Company (TNC) [formerly known as West Texas Utilities Company (WTU)] (the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period January 1, 2003 through March 31, 2003.



The requested information for the first quarter of 2003 is as follows:


----------------------- ------------------ ------------------ ------------------ ------------------ ------------------
                               PSO              SWEPCO               TCC                TNC               TOTAL

----------------------- ------------------ ------------------ ------------------ ------------------ ------------------
LIST OF
MUNICIPALITIES TO             None               None               None               None               None
WHICH SERVICES WERE
PROVIDED

----------------------- ------------------ ------------------ ------------------ ------------------ ------------------
----------------------- ------------------ ------------------ ------------------ ------------------ ------------------

AMOUNT OF REVENUES
RECEIVED                      None               None               None               None               None

----------------------- ------------------ ------------------ ------------------ ------------------ ------------------
----------------------- ------------------ ------------------ ------------------ ------------------ ------------------

EXPENSES INCURRED             None               None               None               None               None

----------------------- ------------------ ------------------ ------------------ ------------------ ------------------



                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 2nd day of May 2003.


     AEP Texas Central Company
               (formerly known as Central Power and Light Company)

     Public Service Company of Oklahoma

     Southwestern Electric Power Company

     AEP Texas North Company
         (formerly known as West Texas Utilities Company)


                                                    /s/ Geoffrey S. Chatas
                                                   -------------------------
                                                      Geoffrey S. Chatas
                                                        Treasurer